Exhibit 8.2

1801 N. Highland Avenue Tampa, Florida 33602 (813) 224-9255[Phone] (813) 223-9620 [Fax] www.bushross.com Mailing Address: Post Office Box 3913 Tampa, Florida 33601-3913

September 1, 2017

Board of Directors

NorthStar Banking Corporation

400 N. Ashley Drive, Suite 1400

Tampa, Florida 33602

Re:	Agreement and Plan of Merger by and among Seacoast Banking Corporation of Florida, Seacoast National Bank, NorthStar Banking Corporation and NorthStar Bank

Ladies and Gentlemen:

You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of NorthStar Banking Corporation (“NorthStar”), a Florida corporation, with and into Seacoast Banking Corporation of Florida (“SBC”), a Florida corporation, pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”) dated as of May 18, 2017. In addition, pursuant to the Agreement, NorthStar Bank, a wholly-owned subsidiary of NorthStar, shall merge with and into Seacoast National Bank, a wholly-owned subsidiary of SBC. All capitalized terms that are not defined herein shall have the meanings set forth in the Agreement.

In accordance with Article 5.3(c) of the Agreement, Bush Ross, P.A. will provide a tax opinion regarding certain federal income tax consequences of the proposed merger. Pursuant to the Agreement, on the effective date of the transaction NorthStar shall be merged with and into SBC. SBC shall be the surviving corporation from the merger and shall continue to be governed by the laws of the State of Florida, the separate corporate existence of NorthStar shall upon there cease.

At the merger effective date, holders of each share of NorthStar Common Stock (excluding shares as to which dissenters’ rights have been perfected as provided for in the Agreement) shall be converted into the right to receive 0.5605 shares of SBC Common Stock and $2.40 in cash.

Cash will be issued in lieu of any fractional share interest. Dissenting shareholders of NorthStar will receive cash in an amount equal to the fair value of the shares.

All stock options to purchase NorthStar Common Stock outstanding and unexercised immediately prior to the Effective Time of the Merger shall be settled in cash as outlined in Section 1.7 of the Agreement.

NorthStar Banking Corporation

September 1 2017

Pursuant to your request and in preparation of our opinion we have examined and relied upon the following:

(i)	Agreement and Plan of Merger by and among Seacoast Banking Corporation of Florida, Seacoast National Bank, NorthStar Banking Corporation and NorthStar Bank

(ii)

The applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable provisions of appropriate Treasury Regulations, existing judicial authority, and the current administrative rulings.

(iii)	The letters of SBC and NorthStar to Bush Ross, P.A., dated as of the date hereof, containing certain facts and representations (the “Representation Letters”).

(iv)	Such other documents, records and instruments, as we deemed necessary or appropriate for purposes of this opinion.

In connection with the items set forth above, we have assumed the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photo static copies.

In addition to the terms contained in the Agreement, we have assumed the following to be true and correct:

1.	The representations made by SBC and NorthStar in the Representation Letters are true, correct and complete, and will be true, correct and complete at the Effective Time.

2.	The fair market value of SBC Common Stock and cash exchanged will be approximately equal to the fair market value of NorthStar Common Stock exchanged as indicated in the Agreement.

3.	The shares of NorthStar Common Stock will be held as a capital asset as of the Effective Time.

4.	The Agreement represents the full and complete agreement among NorthStar and SBC regarding the merger and there are no other written or oral agreements regarding the merger.

Based on the foregoing, as of the date of this letter, we are of the opinion that:

1.	The merger of NorthStar with and into SBC will constitute a reorganization within the meaning of Section 368(a) of the Code;

2.	Each of NorthStar and SBC will be a party to the reorganization within the meaning of Section 368(b) of the Code;

NorthStar Banking Corporation

September 1 2017

3.

On the receipt of a combination of shares of SBC Common Stock and cash in exchange for their shares of NorthStar Common Stock, the shareholders of NorthStar will recognize gain, but not loss, in an amount equal to the lesser of (a) the gain realized on the exchange (computed by reference to the fair value of the SBC Common Stock received, plus any cash received, over the basis of their NorthStar Common Stock), or (b) the amount of cash received;

4.

The tax basis of the SBC Common Stock received will be equal to the tax basis of the exchanged NorthStar Common Stock, decreased by the amount of cash received and increased by the amount of any gain recognized; and

5.	The holding period of the SBC Common Stock received by each NorthStar shareholder will include the holding period of the NorthStar Common Stock exchanged in the merger.

Our opinions set forth herein are based upon the descriptions of the contemplated transactions as set forth in the Agreement. If the actual facts relating to any aspect of the transaction differ from this description in any material respect, any or all of the opinions expressed herein may become inapplicable. Further, our opinions are based upon the Internal Revenue Code of 1986, Treasury Regulations and interpretations and judicial precedents as of the date hereof. If there is any change in the applicable laws or regulations, or if there are any new administrative or judicial interpretations of the law or regulations, any or all of the opinions expressed herein may become inapplicable.

Our opinion may not be applicable to certain shareholders who are subject to special tax treatment for federal income tax purposes, including among others, life insurance companies, tax exempt entities and foreign taxpayers.

We hereby consent to the filing of this opinion as an exhibit to the Form S-4, Registration Statement under the Securities Act of 1933 (the “Registration Statement”), and to the use of our name under the section “Material U.S. Federal Income Tax Consequences of the Merger”. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Act.

Sincerely,

/s/ BUSH ROSS, P.A.

BUSH ROSS, P.A.